UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)*


                     Ultramar Diamond Shamrock Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  904 000 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               February 13, 2001
            (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [x]  Rule 13d-(c)

          [_]  Rule 13d-1(d)





     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 Pages

CUSIP No. 904 000 10 6                     13G                 Page 2 of 7 Pages


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     TotalFinaElf, S.A.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     France

--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [_]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0%

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 7 Pages

CUSIP No. 904 000 10 6                     13G                 Page 3 of 7 Pages


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     Total Finance, S.A.
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

--------------------------------------------------------------------------------
3.   SEC USE ONLY



--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     France

--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0

--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   [_]

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0%

--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO

--------------------------------------------------------------------------------

                               Page 3 of 7 Pages

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

            Ultramar Diamond Shamrock Corporation

-------------------------------------------------------------------------------
Item 1(b).  Address of Issuer's Principal Executive Offices:

            6000 North Loop 1604 West
            San Antonio, Texas 78249-1112

-------------------------------------------------------------------------------
Item 2(a).  Name of Person Filing:

            This statement is being filed by (i) TotaFinaElf, S.A. (formerly known as Total) a company organized under the laws of France and (ii) Total Finance, S.A., a holding company organized under the laws of France. TotalFinaElf and Total Finance are hereinafter collectively referred to as the "Reporting Persons."

-------------------------------------------------------------------------------
Item 2(b).  Address of Principal Business Office, or if None, Residence:

            TotalFinaElf. Total FinaElf's principal business is oil, gas and chemicals. The address of TotalFinaElf's principal business and office is 2, place de la Coupole, La Defense 6, 92078 Paris La Defense Cedex, France.

-------------------------------------------------------------------------------
Item 2(c).  Citizenship:

            Total Finance. Total Finance's principal business is to hold certain investments on behalf of TotalFinaElf. The address of Total Finance's principal business and office is 2, place de la Coupole, La Defense 6, 92078 Paris La Defense Cedex, France. As of February 20, 2001, 100% of the voting shares of Total Finance were owned by TotalFinaElf.

-------------------------------------------------------------------------------
Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.01 per share

-------------------------------------------------------------------------------
Item 2(e).  CUSIP Number:

            904 000 10 6

-------------------------------------------------------------------------------
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a) [_] Broker or dealer registered under Section 15 of the Exchange Act.

     (b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [_] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

     (d) [_] Investment   company  registered  under  Section  8  of  the
             Investment Company Act.

     (e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

         On February 13, 2001, Total Fina Elf and Total Finance sold to Ultramar Diamond Shamrock Corporation all of the shares of Common Stock of Ultramar Diamond Shamrock Corporation owned by them. As of the close of business on such date, neither Total Fina Elf or Total Finance beneficialy owned any shares of Common Stock of Ultramar Diamond Shamrock Corporation.

                                Page 4 of 7 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


-------------------------------------------------------------------------------
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not Applicable

-------------------------------------------------------------------------------
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not Applicable

-------------------------------------------------------------------------------
Item 8.  Identification and Classification of Members of the Group.

         Not Applicable

-------------------------------------------------------------------------------
Item 9.  Notice of Dissolution of the Group.

         Not Applicable

-------------------------------------------------------------------------------
Item 10.  Certifications.

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."


                               Page 5 of 7 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                TOTAL FINA ELF, S.A.

                                By: /s/   Robert Castaigne
                                    ----------------------------------------
                                          Robert Castaigne
                                          Chief Financial Officer


Date: February 13, 2001


                               TOTAL FINANCE

                                By: /s/   Charles Paris de Bollardiere
                                    ----------------------------------------
                                          Charles Paris de Bollardiere
                                          Chairman and Chief Executive Officer


Date: February 13, 2001


                               Page 6 of 7 Pages

                             JOINT FILING AGREEMENT

                               February 13, 2001


         Each of the undersigned (the "Filing Persons") hereby agree to file a joint statement on Schedule 13G under the Securities Exchanage Act of 1934, as amended (the "Act"), in connection with their beneficial ownership of Common Stock of Ultramar Diamond Shamrock Corporation.

          The Filing Persons state that they are each entitled to individually use Schedule 13G pursuant to Rule 13d-1(c) of the Act.

          The Filing Persons are each responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concering each of them contained therein but are not responsible for the completeness or accuracy of the information concerning the others.



                                TOTALFINAELF,S.A.

                                By: /s/   Robert Castaigne
                                    ----------------------------------------
                                          Robert Castaigne
                                          Chief Financial Officer


Date: February 13, 2001


                               TOTAL FINANCE

                                By: /s/   Charles Paris de Bollardiere
                                    ----------------------------------------
                                          Charles Paris de Bollardiere
                                          Chairman and Chief Executive Officer


Date: February 13, 2001





                               Page 7 of 7 Pages